EXHIBIT 99.1
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                              SINOVAC BIOTECH LTD.
              SHARES LISTED ON FRANKFURT AND BERLIN STOCK EXCHANGES


BEIJING, January 9, 2004 (BUSINESS WIRE) - Sinovac Biotech Ltd. ("Sinovac") (NASD OTC-BB: SNVBF) is pleased to announce that its shares are also listed for trading on the Frankfurt Stock Exchange and the Berlin Stock Exchange under the trading symbol "SVQ". This development will assist in the exposure of Sinovac to the European financial market and enable easier and more efficient trading in the Company's common stock in Europe.

For further information please refer to the Company's filings with the SEC on EDGAR, or refer to Sinovac's website at www.sinovac.com .
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Contact: Graham Taylor at (888) 888 8312 or info@sinovac.com .
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MANAGEMENT OF SINOVAC WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS HAS PREPARED
THIS NEWS RELEASE. THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SINOVAC'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.